Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-198735

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated May 30, 2017.

GS Finance Corp. $ Digital STOXX® Europe 600 Index-Linked Notes due guaranteed by The Goldman Sachs Group, Inc.

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (expected to be June 30, 2020) is based on the performance of the STOXX® Europe 600 Index as measured from the trade date (expected to be June 23, 2017) to and including the determination date (expected to be June 23, 2020). If the final index level on the determination date is greater than or equal to the initial index level (set on the trade date), you will receive the maximum settlement amount of $1,500.00 for each $1,000 face amount of your notes. If the final index level is less than the initial index level, the return on your notes will be negative.

To determine your payment at maturity, we will calculate the index return, which is the percentage increase or decrease in the final index level from the initial index level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

•	if the index return is zero or positive (the final index level is greater than or equal to the initial index level), the maximum settlement amount; or

•	if the index return is negative (the final index level is less than the initial index level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the index return.

You should read the disclosure herein to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-12.

The estimated value of your notes at the time the terms of your notes are set on the trade date is expected to be between $940 and $980 per $1,000 face amount. For a discussion of the estimated value and the price at which Goldman Sachs & Co. LLC would initially buy or sell your notes, if it makes a market in the notes, see the following page.

Original issue date:	expected to be June 30, 2017	Original issue price:	100.00% of the face amount*
Underwriting discount:	% of the face amount[1]	Net proceeds to the issuer:	% of the face amount

1 In addition to the         %, the underwriting discount paid by us also includes a structuring fee of         % and a marketing fee of         %, in each case, of the face amount. See “Supplemental Plan of Distribution” on page PS-7

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

Pricing Supplement No.                     dated             , 2017.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Estimated Value of Your Notes

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman Sachs & Co. LLC (GS&Co.) and taking into account our credit spreads) is expected to be between $940 and $980 per $1,000 face amount, which is less than the original issue price. The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately the estimated value of your notes at the time of pricing, plus an additional amount (initially equal to $                     per $1,000 face amount).

Prior to             , the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market, which it is not obligated to do) will equal approximately the sum of (a) the then-current estimated value of your notes (as determined by reference to GS&Co.’s pricing models) plus (b) any remaining additional amount (the additional amount will decline to zero on a straight-line basis from the time of pricing through             ). On and after             , the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market) will equal approximately the then-current estimated value of your notes determined by reference to such pricing models.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series E program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•	Product supplement no. 32 dated December 22, 2015

•	General terms supplement no. 24 dated December 22, 2015

•	Prospectus supplement dated December 22, 2015

•	Prospectus dated December 22, 2015

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

Digital STOXX® Europe 600 Index-Linked Notes due

INVESTMENT THESIS

You should be willing to forgo interest payments and risk losing your entire investment in exchange for the potential to earn a maximum settlement amount of 150.00% of the face amount if the underlier return is zero or positive.

Your maximum return on your notes will not be greater than 50.00%, and you could lose all or a portion of your investment if the underlier return is negative.

DETERMINING THE CASH SETTLEMENT AMOUNT

At maturity, for each $1,000 face amount, the investor will receive (in each case as a percentage of the face amount):

•	if the final underlier level is greater than or equal to 100.00% of the initial underlier level, 150.00%; or

•

if the final underlier level is less than 100.00% of the initial underlier level, 100.00% minus 1.00% for every 1.00% that the final underlier level has declined below 100.00% of the initial underlier level

If the final underlier level declines below the initial underlier level, the return on the notes will be negative and the investor could lose their entire investment in the notes.

KEY TERMS

Issuer:	GS Finance Corp.
Guarantor:	The Goldman Sachs Group, Inc.
Underlier:	The STOXX® Europe 600 Index (Bloomberg symbol, “SXXP Index”)
Face Amount:	$ in the aggregate; each note will have a face amount equal to $1,000
Trade Date:	Expected to be June 23, 2017
Settlement Date:	Expected to be June 30, 2017
Determination Date:	Expected to be June 23, 2020
Stated Maturity Date:	Expected to be June 30, 2020
Initial Underlier Level:	To be determined on the trade date
Final Underlier Level:	The closing level of the underlier on the determination date
Underlier Return:	The quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a positive or negative percentage
Threshold Level:	100.00% of the initial underlier level
Threshold Settlement Amount:	$1,500.00
Maximum Settlement Amount:	The threshold settlement amount
Cap Level:	150.00% of the initial underlier level
CUSIP/ISIN:	40054LDN1 / US40054LDN10

HYPOTHETICAL PAYMENT AT MATURITY

Hypothetical Final Underlier Level (as % of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as % of Face Amount)
200.000%	150.000%
150.000%	150.000%
140.000%	150.000%
130.000%	150.000%
120.000%	150.000%
110.000%	150.000%
100.000%	150.000%
99.999%	99.999%
75.000%	75.000%
50.000%	50.000%
25.000%	25.000%
0.000%	0.000%

RISKS

Please read the section entitled “Additional Risk Factors Specific to Your Notes” of this pricing supplement as well as the risks and considerations described in the accompanying prospectus dated December 22, 2015, in the accompanying prospectus supplement dated December 22, 2015, under “Additional Risk Factors Specific to the Underlier-Linked Digital Notes” in the accompanying product supplement no. 32 dated December 22, 2015, and under “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 24 dated December 22, 2015.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. Please note that in this pricing supplement, references to “GS Finance Corp.”, “we”, “our” and “us” mean only GS Finance Corp. and do not include its subsidiaries or affiliates, references to “The Goldman Sachs Group, Inc.”, our parent company, mean only The Goldman Sachs Group, Inc. and do not include its subsidiaries or affiliates and references to “Goldman Sachs” mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries and affiliates, including us. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated December 22, 2015, references to the “accompanying prospectus supplement” mean the accompanying prospectus supplement, dated December 22, 2015, for Medium-Term Notes, Series E, references to the “accompanying general terms supplement no. 24” mean the accompanying general terms supplement no. 24, dated December 22, 2015, and references to the “accompanying product supplement no. 32” mean the accompanying product supplement no. 32, dated December 22, 2015, in each case of GS Finance Corp. and The Goldman Sachs Group, Inc. The notes will be issued under the senior debt indenture, dated as of October 10, 2008, as supplemented by the First Supplemental Indenture, dated as of February 20, 2015, each among us, as issuer, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York Mellon, as trustee. This indenture is referred to as the “GSFC 2008 indenture” in the accompanying prospectus supplement. This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Underlier-Linked Digital Notes” on page S-35 of the accompanying product supplement no. 32 and “Supplemental Terms of the Notes” on page S-15 of the accompanying general terms supplement no. 24. Please note that certain features, as noted below, described in the accompanying product supplement no. 32 and general terms supplement no. 24 are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying product supplement no. 32 or the accompanying general terms supplement no. 24.

Key Terms

Issuer: GS Finance Corp.

Guarantor: The Goldman Sachs Group, Inc.

Underlier: the STOXX® Europe 600 Index (Bloomberg symbol, “SXXP Index”), as sponsored and maintained by STOXX Limited

Specified currency: U.S. dollars (“$”)

Terms to be specified in accordance with the accompanying product supplement no. 32:

•	type of notes: notes linked to a single underlier

•	exchange rates: not applicable

•	averaging dates: not applicable

•	redemption right or price dependent redemption right: not applicable

•	cap level: yes, as described below

•	buffer level: not applicable

•	threshold level: yes, as described below

•	upside participation rate: not applicable

•	interest: not applicable

Face amount: each note will have a face amount of $1,000; $         in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher)

than it would have been had you purchased the notes at face amount. Also, the stated threshold level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. Additionally, the cap level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-14 of this pricing supplement.

Supplemental discussion of U.S. federal income tax consequences: you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the underlier, as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-42 of the accompanying product supplement no. 32. Pursuant to this approach, it is the opinion of Sidley Austin LLP that upon the sale, exchange or maturity of your notes, it would be reasonable for you to recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes. Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to FATCA withholding. However, according to published guidance, the withholding tax described above will not apply to payments of gross proceeds from the sale, exchange or other disposition of the notes made before January 1, 2019.

Cash settlement amount (on the stated maturity date): for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

•	if the final underlier level is greater than or equal to the threshold level, the threshold settlement amount; or

•	if the final underlier level is less than the threshold level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the underlier return

Initial underlier level (set on the trade date):

Final underlier level: the closing level of the underlier on the determination date, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-22 of the accompanying general terms supplement no. 24 and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-26 of the accompanying general terms supplement no. 24

Underlier return: the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage

Threshold level: 100.00% of the initial underlier level

Threshold settlement amount: $1,500.00

Cap level: 150.00% of the initial underlier level

Maximum settlement amount: the threshold settlement amount

Trade date: expected to be June 23, 2017

Original issue date (settlement date) (set on the trade date): expected to be June 30, 2017

Determination date (set on the trade date): expected to be June 23, 2020, subject to adjustment as described under “Supplemental Terms of the Notes — Determination Date” on page S-16 of the accompanying general terms supplement no. 24

Stated maturity date (set on the trade date): expected to be June 30, 2020, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-15 of the accompanying general terms supplement no. 24

No interest: the offered notes do not bear interest

No listing: the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption: the offered notes will not be subject to redemption right or price dependent redemption right

Closing level: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Closing Level” on page S-30 of the accompanying general terms supplement no. 24

Business day: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-29 of the accompanying general terms supplement no. 24

Trading day: a day on which the underlier is calculated and published by the underlier sponsor, regardless of whether one or more of the principal securities markets for the underlier stocks that comprise the underlier are closed on that day, if the underlier sponsor publishes the level of the underlier on that day

Use of proceeds and hedging: as described under “Use of Proceeds” and “Hedging” on page S-40 of the accompanying product supplement no. 32

ERISA: as described under “Employee Retirement Income Security Act” on page S-49 of the accompanying product supplement no. 32

Supplemental plan of distribution; conflicts of interest: as described under “Supplemental Plan of Distribution” on page S-50 of the accompanying product supplement no. 32 and “Plan of Distribution — Conflicts of Interest” on page 78 of the accompanying prospectus; GS Finance Corp. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $            .

GS Finance Corp. will sell to Goldman Sachs & Co. LLC (“GS&Co.”), and GS&Co. will purchase from GS Finance Corp., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of             % of the face amount. In addition to the concession, any such securities dealer will receive from us a structuring fee of             % of the face amount of each such note.

GS&Co. has engaged Incapital LLC to provide certain marketing services from time to time relating to notes of this series. Incapital LLC will receive a fee of             % of the face amount of each note offered hereby from us in connection with such service.

GS&Co. is an affiliate of GS Finance Corp. and The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

We expect to deliver the notes against payment therefor in New York, New York on June 30, 2017, which is expected to be the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes are expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Calculation agent: GS&Co.

CUSIP no.: 40054LDN1

ISIN no.: US40054LDN10

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and merely are intended to illustrate the impact that the various hypothetical underlier levels on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; the underlier level on any day throughout the life of the notes, including the final underlier level on the determination date, cannot be predicted. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates, the volatility of the underlier, the creditworthiness of GS Finance Corp., as issuer, and the creditworthiness of The Goldman Sachs Group, Inc., as guarantor. In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by GS&Co.) is less than the original issue price of your notes. For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes” on page PS-12 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Threshold settlement amount	$1,500.00
Threshold level	100.00% of the initial underlier level
Cap level	150.00% of the initial underlier level
Maximum settlement amount	$1,500.00

Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date

No change in or affecting any of the underlier stocks or the method by which the underlier sponsor calculates the underlier

Notes purchased on original issue date at the face amount and held to the stated maturity date

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes, if any, at maturity. We will not do so until the trade date. As a result, the actual initial underlier level may differ substantially from the underlier level prior to the trade date.

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical Closing Levels of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level, and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
200.000%	150.000%
150.000%	150.000%
140.000%	150.000%
130.000%	150.000%
120.000%	150.000%
110.000%	150.000%
100.000%	150.000%
99.999%	99.999%
75.000%	75.000%
50.000%	50.000%
25.000%	25.000%
0.000%	0.000%

If, for example, the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 25.000% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 75.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). If the final underlier level were determined to be 0.000% of the initial underlier level, you would lose your entire investment in the notes. In addition, if the final underlier level were determined to be 200.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount, or 150.000% of each $1,000 face amount of your notes, as shown in the table above. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level above 100.000% of the initial underlier level.

The following chart shows a graphical illustration of the hypothetical cash settlement amounts that we would pay on your notes on the stated maturity date, if the final underlier level were any of the hypothetical levels shown on the horizontal axis. The hypothetical cash settlement amounts in the chart are expressed as percentages of the face amount of your notes and the hypothetical final underlier levels are expressed as percentages of the initial underlier level. The chart shows that any hypothetical final underlier level of less than 100.000% (the section left of the 100.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final underlier level of greater than or equal to 100.000% (the section right of the 100.000% marker on the horizontal axis) would result in a capped return on your investment.

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Underlier-Linked Digital Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-33 of the accompanying product supplement no. 32.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual initial underlier level, which we will set on the trade date, and the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus, in the accompanying prospectus supplement, under “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 24 and under “Additional Risk Factors Specific to the Underlier-Linked Digital Notes” in the accompanying product supplement no. 32. You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, the accompanying prospectus supplement, the accompanying general terms supplement no. 24 and the accompanying product supplement no. 32. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to GS&Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth above under “Estimated Value of Your Notes”; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, the creditworthiness of GS Finance Corp., as issuer, and the creditworthiness of The Goldman Sachs Group, Inc., as guarantor, and other relevant factors. The price at which GS&Co. would initially buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models. As agreed by GS&Co. and the distribution participants, this excess (i.e., the additional amount described under “Estimated Value of Your Notes”) will decline to zero on a straight line basis over the period from the date hereof through the applicable date set forth above under “Estimated Value of Your Notes”. Thereafter, if GS&Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which GS&Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed above under “Estimated Value of Your Notes”, GS&Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “Additional Risk Factors Specific to the Underlier-Linked Digital Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-33 of the accompanying product supplement no. 32.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity. In return for such payment, GS&Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted. If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness or the creditworthiness or perceived creditworthiness of The Goldman Sachs Group, Inc. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Underlier-Linked Digital Notes — Your Notes May Not Have an Active Trading Market” on page S-32 of the accompanying product supplement no. 32.

The Underwriting Discount and Commissions, Including the Structuring Fee and Marketing Fee, and Other Expenses, Result in Less Favorable Economic Terms of the Notes and Could Adversely Affect Any Secondary Market Price for the Notes

The economic terms of the notes, as well as the difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price, take into consideration, among other expenses, the underwriting discount and commissions, including the structuring fee and marketing fee, paid in connection with the notes. Therefore, the economic terms of the notes are less favorable to you than they would have been if these expenses had not been paid or had been lower. Further, the price, if any, at which GS&Co. will buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do) at any time will reflect, among other things, the economic terms of the notes. Therefore, the secondary market price for the notes could also be adversely affected by the underwriting discount and commissions, including the structuring fee and marketing fee, and other expenses paid in connection with the notes. See “The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes” above.

The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor

Although the return on the notes will be based on the performance of the underlier, the payment of any amount due on the notes is subject to the credit risk of GS Finance Corp., as issuer of the notes, and the credit risk of The Goldman Sachs Group, Inc. as guarantor of the notes. The notes are our unsecured obligations. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Similarly, investors are dependent on the ability of The Goldman Sachs Group, Inc., as guarantor of the notes, to pay all amounts due on the notes, and therefore are also subject to its credit risk and to changes in the market’s view of its creditworthiness. See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series E Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement and “Description of Debt Securities We May Offer — Guarantee by The Goldman Sachs Group, Inc.” on page 33 of the accompanying prospectus.

The Amount Payable on Your Notes Is Not Linked to the Level of the Underlier at Any Time Other than the Determination Date

The final underlier level will be based on the closing level of the underlier on the determination date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the closing level of the underlier dropped precipitously on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the closing level of the underlier prior to such drop in the level of the underlier. Although the actual level of the underlier on the stated maturity date or at other times during the life of your notes may be higher than the final underlier level, you will not benefit from the closing level of the underlier at any time other than on the determination date.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the STOXX® Europe 600 Index as measured from the initial underlier level set on the trade date to the closing level on the determination date. If the final underlier level is less than the threshold level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of the underlier return times $1,000. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the cash settlement amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Potential for the Value of Your Notes to Increase Will Be Limited

Your ability to participate in any change in the value of the underlier over the life of your notes will be limited because of the maximum settlement amount (which is equal to the threshold settlement amount). The maximum settlement amount will limit the cash settlement amount you may receive for each of your notes at maturity, no matter how much the level of the underlier may rise beyond the initial underlier level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlier.

You Have No Shareholder Rights or Rights to Receive Any Underlier Stock

Investing in your notes will not make you a holder of any of the underlier stocks. Neither you nor any other holder or owner of your notes will have any rights with respect to the underlier stocks, including any voting rights, any right to receive dividends or other distributions, any rights to make a claim against the underlier stocks or any other rights of a holder of the underlier stocks. Your notes will be paid in cash and you will have no right to receive delivery of any underlier stocks.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the threshold level, the threshold settlement amount and the maximum settlement amount on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the threshold settlement amount and maximum settlement amount will permit a lower positive return on your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount. Similarly, if the final underlier level is less than the threshold level, you will incur a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

An Investment in the Offered Notes Is Subject to Risks Associated with Foreign Securities

The value of your notes is linked to an underlier that is comprised of stocks from one or more foreign securities markets. Investments linked to the value of foreign equity securities involve particular risks. Any foreign securities market may be less liquid, more volatile and affected by global or domestic market developments in a different way than are the U.S. securities market or other foreign securities markets. Both government intervention in a foreign securities market, either directly or indirectly, and cross-shareholdings in foreign companies, may affect trading prices and volumes in that market. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission. Further, foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

The prices of securities in a foreign country are subject to political, economic, financial and social factors that are unique to such foreign country’s geographical region. These factors include: recent changes, or the possibility of future changes, in the applicable foreign government’s economic and fiscal policies; the possible implementation of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities; fluctuations, or the possibility of fluctuations, in currency exchange rates; and the possibility of outbreaks of hostility, political instability, natural disaster or adverse public health developments. The United Kingdom has voted to leave the European Union (popularly known as “Brexit”). The effect of Brexit is uncertain, and Brexit has and may continue to contribute to volatility in the prices of securities of companies located in Europe and currency exchange rates, including the valuation of the euro and British pound in particular. Any one of these factors, or the combination of more than one of these factors, could negatively affect such foreign securities market and the price of securities therein. Further, geographical regions may react to global factors in different ways, which may cause the prices of securities in a foreign securities market to fluctuate in a way that differs from those of securities in the U.S. securities market or other foreign securities markets. Foreign economies may also differ from the U.S. economy in important respects, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency, which may have a positive or negative effect on foreign securities prices.

Your Notes Are Linked to An Underlier Whose Underlier Stocks Are Traded in a Foreign Currency But Not Adjusted to Reflect Their U.S. Dollar Value, And, Therefore, the Return on Your Notes Will Not Be Adjusted for Changes in the Foreign Currency Exchange Rate

Your notes are linked to an underlier whose underlier stocks are traded in a foreign currency but not adjusted to reflect their U.S. dollar value. The amount payable on your notes at maturity will not be adjusted for changes in the applicable exchange rate. The amount payable on the stated maturity date will be based solely upon the overall change in the level of the underlier over the life of your notes. Changes in foreign currency exchange rates, however, may reflect changes in the economy of the foreign countries in which the underlier’s component stocks are listed that, in turn, may affect the level of the underlier.

Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as your notes, and any such guidance could adversely affect the tax treatment and the value of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such instruments even though there will be no interest payments over the term of such instruments. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences” on page S-42 of the accompanying product supplement no. 32.

You should consult your tax advisor about this matter. Except to the extent otherwise provided by law, GS Finance Corp. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-42 of the accompanying product supplement no. 32 unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

United States Alien Holders Should Consider the Withholding Tax Implications of Owning the Notes

The Treasury Department has issued regulations under which amounts paid or deemed paid on certain financial instruments (“871(m) financial instruments”) that are treated as attributable to U.S.-source dividends could be treated, in whole or in part depending on the circumstances, as a “dividend equivalent” payment that is subject to tax at a rate of 30% (or a lower rate under an applicable treaty), which in the case of any amounts a United States alien holder receives upon the sale, exchange or maturity of the notes, could be collected via withholding. If these regulations were to apply to the notes, we may be required to withhold such taxes if any U.S.-source dividends are paid on the stocks included in the underlier during the term of the notes. We could also require a United States alien holder to make certifications (e.g., an applicable Internal Revenue Service Form W-8) prior to the maturity of the notes in order to avoid or minimize withholding obligations, and we could withhold accordingly (subject to the United States alien holder’s potential right to claim a refund from the Internal Revenue Service) if such certifications were not received or were not satisfactory. If withholding was required, we would not be required to pay any additional amounts with respect to amounts so withheld. These regulations generally will apply to 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) issued (or significantly modified and treated as retired and reissued) on or after January 1, 2018, but will also apply to certain 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) that have a delta (as defined in the applicable Treasury regulations) of one and are issued (or significantly modified and treated as retired and reissued) on or after January 1, 2017. In addition, these regulations will not apply to financial instruments that reference a “qualified index” (as defined in the regulations). We have determined that, as of the issue date of your notes, your notes will not be subject to withholding under these rules. In certain limited circumstances, however, you should be aware that it is possible for United States alien holders to be liable for tax under these rules with respect to a combination of transactions treated as having been entered into in connection with each other even when no withholding is required. You should consult your tax advisor concerning these regulations, subsequent official guidance and regarding any other possible alternative characterizations of your notes for U.S. federal income tax purposes.

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

THE UNDERLIER

The STOXX® Europe 600 Index, which we refer to as the index, is a free float capitalization-weighted index of 600 stocks, created by STOXX Limited, the underlier sponsor. The index is designed to provide a broad yet investable representation of the largest (by free float market capitalization) companies of 17 European countries and contains a fixed number of 600 components with a weighting cap of 20%. The index was introduced on June 15, 1998 based on an initial index value of 100 at December 31, 1991. The level of the index is disseminated on, and additional information about the index is published on, the STOXX Limited website: stoxx.com and on Bloomberg under the ticker SXXP (real-time Euro-denominated price return calculation). We are not incorporating by reference the STOXX website or any material it includes in this pricing supplement. STOXX Limited is under no obligation to continue to publish the index and may discontinue publication of the index at any time.

The top ten constituent stocks of the index as of April 28, 2017, by weight, are: Nestle SA (2.66%), Novartis AG (2.24%), Roche Holding AG (2.04%), HSBC Holdings plc (1.84%), Total SA (1.40%), British American Tobacco plc (1.39%), Siemens AG (1.35%), Royal Dutch Shell plc (1.28%), BP plc (1.24%) and Sanofi SA (1.23%); constituent weights may be found at stoxx.com/document/Bookmarks/CurrentFactsheets/SXXGR.pdf and are updated periodically.

As of April 28, 2017, the top ten sector weightings which comprise the index are: Banks (12.90%), Health Care (12.40%), Industrial Goods & Services (11.50%), Personal & Household Goods (8.90%), Food & Beverage (6.40%), Insurance (5.90%), Oil & Gas (5.70%), Chemicals (5.20%), Technology (4.00%) and Telecommunications (3.80%); sector weightings may be found at stoxx.com/document/Bookmarks/CurrentFactsheets/SXXGR.pdf and are updated periodically. Sector designations are determined by the underlier sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

As of April 28, 2017, the seventeen countries which comprise the index represent the following weights in the index: Austria (0.38%), Belgium (1.86%), Switzerland (13.82%), Czech Republic (0.06%), Germany (14.72%), Denmark (2.66%), Spain (5.22%), Finland (1.66%), France (16.07%), United Kingdom (27.92%), Ireland (0.94%), Italy (3.77%), Luxembourg (0.29%), the Netherlands (4.78%), Norway (0.95%), Portugal (0.23%) and Sweden (4.67%); top 10 country weightings may be found at stoxx.com/document/Bookmarks/CurrentFactsheets/SXXGR.pdf and are updated periodically.

Component Selection

The composition of the index is reviewed by STOXX Limited quarterly and changes are typically implemented on the third Friday of every March, June, September and December, with effect on the next trading day. If the third Friday of the relevant month is not a trading day, then the implementation occurs on the next trading day, with effect on the following trading day. In connection with the quarterly review, the eligible stocks in the STOXX® Europe Total Market Index are ranked in terms of free float market capitalization to produce the selection list for the index. The STOXX® Europe Total Market Index consists of the top 95% (subject to applicable buffer rules) by free-float market capitalization of the total equity having a country assignment in one of the seventeen countries listed above (based on the country of incorporation, the primary listing and the country with the largest trading volume; American and depositary receipts are assigned to the same country as the stock on which the receipt is issued) and traded on the Athens Stock Exchange, NASDAQ OMX Copenhagen, NYSE EURONEXT Lisbon, Bolsa De Madrid, NASDAQ OMX Helsinki, NYSE EURONEXT Paris, Borsa Italiana, NASDAQ OMX Iceland, Oslo Børs, Deutsche Börse, NASDAQ OMX Stockholm, SIX Swiss Exchange, Irish Stock Exchange, NYSE EURONEXT Amsterdam, Vienna Stock Exchange, London Stock Exchange, NYSE EURONEXT Brussels.

The selection list for the index is updated and published on a monthly basis according to the review component selection process in case a replacement is needed for a deletion. To create the selection list for the index, for each company having more than one eligible class of stock, only the most liquid class is eligible, and a liquidity screen of a 3-month average daily trading volume of greater than one million Euros is applied to the eligible stocks. The eligible stocks remaining after application of the liquidity screen are ranked by their free float market capitalizations.

At the quarterly review, the largest 550 stocks on the selection list qualify for selection for the index. The remaining 50 stocks for the index are selected from the current components ranked between 551 and 750 that meet all of the criteria (including the liquidity screen). If the number of stocks selected is still below 600, the largest (by free float market capitalization) stocks on the selection list are selected until there are 600 stocks.

Ongoing Maintenance

The component stocks of the index are monitored on an ongoing monthly basis for deletion and quarterly basis for addition. Changes to the composition of the index due to corporate actions (including mergers and takeovers, spin-offs, sector changes and bankruptcy) are announced immediately, implemented two trading days later and become effective on the next trading day after implementation.

A deleted stock is replaced by the highest-ranked non-component on the selection list in the STOXX Europe Total Market Index to maintain the fixed number of stocks in the index.

In the case of a spin-off, if the original stock was a component stock, then each spin-off stock qualifies for addition to the index if it is equal to or above 550 on the latest selection list. The largest qualifying spin-off stock replaces the original component stock, while the next qualifying spin-off stock replaces the lowest ranked component stock and likewise for other qualifying spin-off stocks. Additions and deletions in connection with a quarterly review are announced on the fourth Tuesday prior to the review implementation month.

The free float factors and outstanding number of shares for each index stock that STOXX Limited uses to calculate the index, as described below, are reviewed, calculated and implemented on a quarterly basis and are fixed until the next quarterly review. These changes are announced five trading days before they are implemented. Certain extraordinary adjustments to the factors and/or the number of outstanding shares are implemented and made effective more quickly. The timing depends on the magnitude of the change. The free float factor reduces the index stock’s number of shares to the actual amount available on the market. All holdings that are larger than five percent of the total outstanding number of shares and held on a long-term basis are excluded from the index calculation (including, but not limited to, stock owned by the company itself, stock owned by governments, stock owned by certain individuals or families, and restricted shares). In addition, the weight of each component in the index is capped at 20% of the index’s total free float market capitalization.

Index Calculation

STOXX Limited calculates the index using the “Laspeyres formula,” which measures the aggregate price changes in the index stocks against a fixed base quantity weight. The discussion below describes the “price return” calculation of the index. The formula for calculating the index value can be expressed as follows:

Free Float Market Capitalization of the STOXX® Europe 600 Index
STOXX® Europe 600 Index =	Divisor

The “free float market capitalization of the index” is equal to the sum of the product of the price, the number of shares, the free float factor and the weighting cap factor for each index stock as of the time the index is being calculated. Where any index component stock price is unavailable on any trading day, the underlier sponsor will generally use the last reported price for such component stock. If an index stock trades in a currency other than Euros, its stock price is converted into Euros using the midpoint between the latest real-time bid and ask prices for that currency. The closing index level is calculated by converting non-Euro stock prices to Euros using fixed foreign exchange rates (WM fixed exchange rates).

In case the investability and tradability of the index and index based products is affected by an upcoming market or company event that is considered significant or “extreme” by the STOXX Management Board, the following actions or a combination of the following actions are taken. For all such changes a minimum notification period of two full trading days will be observed. The action scope may include but is not limited to:

•	application of expert judgment for index component pricing data,

•	adjustment of operational procedures,

•	postponement of index adjustments,

•	adjustment of selection lists,

•	change of weights of index constituents by adjusting the number of shares, free-float factors or weighting cap-factors, or

•	adjustment of index compositions.

STOXX® Europe 600 Index Divisor

The index is calculated using a divisor that helps to maintain the continuity of the index’s value so that corporate actions do not artificially increase or decrease the level of the index. The divisor is calculated by starting with the previous divisor in effect for the index (which we call the “original divisor value”) and multiplying it by a fraction, the numerator of which is the previous free float market capitalization of the index, plus or minus the difference between the closing market capitalization of the index and the adjusted closing market capitalization of the index, and the denominator of which is the previous free float market capitalization of the index. The adjusted free float market capitalization is calculated for stocks of companies that have experienced a corporate action of the type described below as of the time the new divisor value is being calculated using the free float market capitalization calculated with adjusted closing prices, the new number of shares, and the new free float factor minus the free float market capitalization calculated with that stock’s original closing price, number of shares, and free float factor, in each case as used in calculating the original divisor value. Errors in divisor calculation are corrected on an intraday basis if discovered on the same day the new divisor is effective. If the error is discovered later, the error is corrected on an intraday basis if feasible and only if the error is considered significant by the STOXX Limited Management Board.

Divisor Adjustments

STOXX Limited adjusts the divisor for the index to maintain the continuity of the index values across changes due to corporate actions. Changes in weights due to corporate actions are distributed proportionally across all index components and equal an investment into the portfolio. The following is a summary of the adjustments to any index stock made for corporate actions and the effect of such adjustments on the divisor, where shareholders of the index stock will receive “B” new shares for every “A” share held (where applicable) and assuming that the version of the index to which your notes are linked is the price return version. All adjusted prices consider withholding taxes based on the new shares being distributed, using “B * (1 – withholding tax where applicable)”.

(1)	Special cash dividend:

Adjusted price = closing price – dividend announced by the company * (1 - withholding tax if applicable)

Divisor: decreases

(2)	Split and reverse split:

Adjusted price = closing price * A / B

New number of shares = old number of shares * B / A

Divisor: no change

(3)	Rights offering:

Adjusted price = (closing price * A + subscription price * B) / (A + B)

New number of shares = old number of shares * (A + B) / A

Divisor: increases

If the subscription price is not available or if the subscription price is equal to or greater than the closing price on the day before the effective date, then no adjustment is made.

Extremely dilutive rights issues having a share ratio larger or equal to 2000% (B / A > 20) are treated as follows:

STOXX will announce the deletion of the company from all indices following the standard rules for index replacements if sufficient notice of two trading days before the ex-date can be given.

The company may enter the indices again at the next periodic index review, but only after the new rights issue shares have been listed.

Extremely dilutive rights issues for which two trading days’ notice before the ex-date cannot be given, and all highly dilutive rights issues having a share ratio larger or equal to 200% (B / A > 2) are treated as follows:

•	The rights issue shares are included into the indices with a theoretical price on the ex-date;

•	The rights issue shares must be listed on an eligible stock exchange and tradable starting on the ex-date, otherwise, only a price adjustment is made and the rights are not included;

•	The rights issue shares will have the same parameters as the parent company;

•	The rights issue shares will be removed after their first trading day at the close; and

•	The number of shares and weighting factors will be increased after the new rights issue shares have been listed.

(4)	Stock dividend:

Adjusted price = closing price * A / (A + B)

New number of shares = old number of shares * (A + B) / A

Divisor: no change

(5)	Stock dividend from treasury stock if treated as extraordinary dividend:

Adjusted close = close – close * B / (A + B)

Divisor: decreases

(6)	Stock dividend of another company:

Adjusted price = (closing price * A – price of other company * B) / A

Divisor: decreases

(7)	Return of capital and share consolidation:

Adjusted price = [closing price – capital return announced by company * (1– withholding tax)] * A / B

New number of shares = old number of shares * B / A

Divisor: decreases

(8)	Repurchase of shares / self-tender:

Adjusted price = [(price before tender * old number of shares) – (tender price * number of tendered shares)] / (old number of shares – number of tendered shares)

New number of shares = old number of shares – number of tendered shares

Divisor: decreases

(9)	Spin-off:

Adjusted price = (closing price * A – price of spin-off shares * B) / A

Divisor: decreases

(10)	Combination stock distribution (dividend or split) and rights offering:

For this corporate action, the following additional assumptions apply:

Shareholders receive B new shares from the distribution and C new shares from the rights offering for every A share held; and

If A is not equal to one, all the following “new number of shares” formulae need to be divided by A.

If rights are applicable after stock distribution (one action applicable to another):

Adjusted price = [closing price * A + subscription price * C * (1 + B / A)] / [(A + B) * (1 + C / A)]

New number of shares = old number of shares * [(A + B) * (1 + C / A)] / A

Divisor: increases

If stock distribution is applicable after rights (one action applicable to another):

Adjusted price = (closing price * A + subscription price * C) / [(A + C) * (1 + B / A)]

New number of shares = old number of shares * [(A + C) * (1 + B / A)]

Divisor: increases

Stock distribution and rights (neither action is applicable to the other):

Adjusted price = (closing price * A + subscription price * C) / (A + B + C)

New number of shares = old number of shares * (A + B + C) / A

Divisor: increases

(11)	Addition/deletion of a company

No price adjustments are made. The net change in market capitalization determines the divisor adjustment.

(13)	Free float and shares changes

No price adjustments are made. The net change in market capitalization determines the divisor adjustment.

License Agreement between STOXX Limited and Goldman Sachs

STOXX and its licensors (the “Licensors”) have no relationship to GS Finance Corp., other than the licensing of the STOXX® Europe 600 Index and the related trademarks for use in connection with the notes.

STOXX and its Licensors do not:

•	Sponsor, endorse, sell or promote the notes.

•	Recommend that any person invest in the notes or any other securities.

•	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes.

•	Have any responsibility or liability for the administration, management or marketing of the notes.

•	Consider the needs of the notes or the owners of the notes in determining, composing or calculating the STOXX® Europe 600 Index or have any obligation to do so.

STOXX and its Licensors will not have any liability in connection with the notes. Specifically,

•	STOXX and its Licensors do not make any warranty, express or implied and disclaim any and all warranty about:

•	The results to be obtained by the notes, the owner of the notes or any other person in connection with the use of the STOXX® Europe 600 Index and the data included in the STOXX® Europe 600 Index;

•	The accuracy or completeness of the STOXX® Europe 600 Index and its data;

•	The merchantability and the fitness for a particular purpose or use of the STOXX® Europe 600 Index and its data;

•	STOXX and its Licensors will have no liability for any errors, omissions or interruptions in the STOXX® Europe 600 Index or its data;

•

Under no circumstances will STOXX or its Licensors be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or its Licensors knows that they might occur.

The licensing agreement between Goldman Sachs International and STOXX is solely for their benefit, and the benefit of certain affiliates of Goldman Sachs International, and not for the benefit of the owners of the notes or any other third parties.

Historical Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during the period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier. We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes. The actual performance of the underlier over the life of the offered notes, as well as the cash settlement amount, may bear little relation to the historical closing levels shown below.

The graph below shows the daily historical closing levels of the underlier from May 26, 2007 through May 26, 2017. We obtained the closing levels in the graph below from Bloomberg Financial Services, without independent verification.

Historical Performance of the STOXX® Europe 600 Index

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying product supplement no. 32, the accompanying general terms supplement no. 24, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying product supplement no. 32, the accompanying general terms supplement no. 24, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying product supplement no. 32, the accompanying general terms supplement no. 24, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

Page
Summary Information	PS-5
Hypothetical Examples	PS-8
Additional Risk Factors Specific to Your Notes	PS-12
The Underlier	PS-17

Product Supplement No. 32 dated December 22, 2015
Summary Information	S-1
Hypothetical Returns on the Underlier-Linked Digital Notes	S-11
Additional Risk Factors Specific to the Underlier-Linked Digital Notes	S-31
General Terms of the Underlier-Linked Digital Notes	S-35
Use of Proceeds	S-40
Hedging	S-40
Supplemental Discussion of Federal Income Tax Consequences	S-42
Employee Retirement Income Security Act	S-49
Supplemental Plan of Distribution	S-50
Conflicts of Interest	S-52

General Terms Supplement No. 24 dated December 22, 2015
Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-15
The Underliers	S-35
S&P 500® Index	S-39
MSCI Indices	S-45
Hang Seng China Enterprises Index	S-54
Russell 2000® Index	S-59
FTSE® 100 Index	S-67
EURO STOXX 50® Index	S-73
TOPIX	S-80
The Dow Jones Industrial AverageTM	S-86
The iShares® MSCI Emerging Markets ETF	S-90
Use of Proceeds	S-92
Hedging	S-92
Employee Retirement Income Security Act	S-93
Supplemental Plan of Distribution	S-94
Conflicts of Interest	S-96

Prospectus Supplement dated December 22, 2015
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
Considerations Relating to Indexed Notes	S-16
United States Taxation	S-17
Employee Retirement Income Security Act	S-18
Supplemental Plan of Distribution	S-19
Validity of the Notes and Guarantees	S-19

Prospectus dated December 22, 2015
Available Information	2
Prospectus Summary	3
Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements	6
Use of Proceeds	7
Description of Debt Securities We May Offer	8
Description of Warrants We May Offer	35
Description of Units We May Offer	47
GS Finance Corp.	51
Legal Ownership and Book-Entry Issuance	53
Considerations Relating to Floating Rate Debt Securities	57
Considerations Relating to Indexed Securities	58
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	61
United States Taxation	64
Plan of Distribution	76
Conflicts of Interest	78
Employee Retirement Income Security Act	78
Validity of the Securities and Guarantees	79
Experts	79
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	79
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	79

$

GS Finance Corp.

Digital STOXX® Europe 600 Index-Linked Notes due

guaranteed by

The Goldman Sachs Group, Inc.

Goldman Sachs & Co. LLC